BRUCE S. MENDELSOHN
212.872.8117/fax: 212.872.1002
bmendelsohn@akingump.com

October 13, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Mark P. Shuman
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street N.E.
Washington, D.C. 20549

Re:	FriendFinder Networks Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed on May 18, 2009 File No. 333-156414

Dear Mr. Shuman:

This letter is being submitted in response to the comments given by the staff (the “Staff”) of the Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 3, 2009 to Marc H. Bell, chief executive officer of FriendFinder Networks Inc. (the “Company”), with respect to the above-referenced registration statement (the “Registration Statement”). On behalf of the Company, we are authorized to provide the responses contained in this letter.

Where indicated below, requested changes have been included in Amendment No. 4 to the Registration Statement, which is being filed simultaneously with this response.

For your convenience, we set forth each comment from your letter in bold typeface and include the Company’s response below it. Page references contained in the Company’s responses are to the form of prospectus (the “Prospectus”) contained in Amendment No. 4 to the Registration Statement. The Company has disclosed in Amendment No. 4 to the Registration Statement that the Company has received the necessary waivers and amendments to its note agreements from holders of its debt which have cured all outstanding defaults and events of default. As a result, the report of the Company’s independent registered public accounting firm reflects the fact that the conditions that raised substantial doubt about whether the Company would continue as a going concern no longer exist.

Please note that in response to the Staff’s comment number 10 and to provide updated third party industry reports, we have submitted under separate cover a supplemental response letter, dated the date hereof, containing the supplemental information requested by the Staff (the “Supplemental Response Letter”). Pursuant to Rule 418(b) of the Securities Act of 1933, as amended, (the “Securities Act”) the Company is requesting return of the materials included in the Supplemental Response Letter promptly following the completion of the Staff’s review thereof.

Mark P. Shuman
October 13, 2009

General

1.	We note your responses to: (1) prior comments 25, 75, and 77 in your letter dated March 26, 2009, (2) prior comments 7, 29, and 30 in your letter dated April 24, 2009, and (3) prior comment 21 in your letter dated May 18, 2009. We also note that your IPO price range has not been determined. Please update us with a proposed IPO price range when an estimate is determined in consultation with your underwriters. Please note that we will need sufficient time to process your amendments once a price range is included and we may have additional comments with regards to your common stock valuations and/or your disclosures regarding the Company’s accounting for stock-based awards when this information is provided.

The Company notes the Staff’s comment and will include the price range in the Prospectus as soon as the information is available and prior to the distribution of a preliminary prospectus.

2.	Please be advised that we will not be able to fully process your amendments until you complete your assessment of the intention of Series A and Series B preferred stockholders, Series B common stockholders, $0.31 warrant holders, and $0.51 warrant holders to convert their instruments to common stock prior to or upon the completion of your IPO, as noted in your response to prior comments 4, 6, and 7.

The Company notes the Staff’s comment. For the purposes of this filing, the Company has revised the assumption with respect to the Series A Convertible Preferred Stock (the “Series A Preferred”) throughout the Prospectus to assume that the Series A Preferred will not be converted. The Company has also received notification from the holders of approximately 86% of the outstanding shares of Series B Convertible Preferred Stock (the “Series B Preferred”) of their intention to convert their Series B Preferred to common stock, which is reflected on pages 4, 33, 34, 43 and 45 of the Prospectus. In addition, the Company has only assumed that a portion of the $0.00001 warrant holders would exercise such warrants since the Company has entered into an agreement with certain stockholders to extend the life of the $0.00001 warrants held by them such that they do not expire upon the consummation of the IPO. Please note that the warrant exercise prices in the Prospectus, including for the former $0.00001 warrants, reflect a 1-for-20 reverse stock split. See pages 151 and 152 of the Prospectus.

Upon receipt of all written confirmations from the holders of the Series A Preferred, Series B Preferred, Series B Common Stock, $0.31 warrants and $0.51 warrants of their intention to convert their instruments to common stock prior to or upon the consummation of the IPO, the Company will include its updated assessment of the intention of such holders in the Prospectus.

Prospectus Summary, page 1

About Our Company, page 1

3.	Please tell us whether “registrants” and “members” are two separate groups of individuals, or if the users classified as members are also considered registrants. In this regard, we note your response to prior comment 10, where you indicate that “registrants who log into one of the Company’s websites and makes use of its free products and services” are now referred to in the Prospectus as “members.” If registrants are also considered members, then please revise your disclosures to clarify this point.

Mark P. Shuman
October 13, 2009

The Prospectus has been amended to reflect the Staff’s comment and clarify that some registrants are also members. Please see pages 1 and 102 of the Prospectus.

Non-GAAP Financial Results, page 7

4.	We note your response to prior comment 3. With respect to your revised disclosures beginning on page 9 we have the following additional comments.

•	Your statement that the use of non-GAAP financial measures is useful to investors as “they eliminate one-time adjustments made for accounting purposes in connection with our Various acquisition in order to provide information that is directly comparable to our historical and current financial statements” does not address the elimination of impairment charges for goodwill and intangible assets. Revise to provide the substantive reasons why management believes the elimination of these charges is meaningful to an investor.

•	Please remove the EBITDA reconciliation from the table on page 10, as your current presentation gives the impression that pre-adjusted EBITDA is a GAAP measure. In this regard, the reconciliation of adjusted EBITDA on page 8 will satisfy the Item 10(e) reconciliation requirement.

The Prospectus has been amended to reflect the Staff’s comment. Please see pages 8 to 11 of the Prospectus.

Unaudited Pro Forma Financial Data, page 46

5.	Notwithstanding your response to our prior comment 23, we note your adjustment in footnote (11) on page 49 to increase warrants exercisable at $0.00001 per share by 142.5 million from 24.2 million (as reported) to 166.7 million (pro forma). Please revise your adjustment to exclude warrants exercisable at $0.00001 per share for warrant issuances that were not related to the financing of your Various acquisition or explain why you believe that adjustment is directly attributable to the transaction pursuant to Rule 11-02(b)(6) of Regulation S-X. In this regard, it appears that the increase includes warrants issued to Series A Convertible Preferred Stockholders in connection with the November 2007 Series B Convertible Preferred issuance, which was entered into in order to meet payroll and other operating expenses pursuant to your response to prior comment 20.

The Prospectus has been amended to reflect the Staff’s comment by reducing the adjustment in footnote (11) and the underlying table by excluding warrants that were not related to the financing of the Various acquisition. Please see pages 47 and 50 of the Prospectus.

Mark P. Shuman
October 13, 2009

Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 53

Results of Operations, page 61

6.	We note your response to prior comment 10; the amended disclosure does not appear to respond to the comment. For the time periods discussed in this section, please supplementally provide us with the following rates of conversion: (i) visitors to subscribers, (ii) registrants to subscribers, (iii) members to subscribers, (iv) visitors to paid users, (v) registrants to paid users, and (vi) members to paid users. Clearly disclose the extent to which your calculations are impacted by any overlap in the number of visitors, registrants, members, subscribers, and paid users. Also supplementally provide us with a detailed discussion of whether changes in the volume of sales or rates of conversion had a material impact on your results of operations.

The Company believes that item (iii) in the Staff’s comment, the process of converting a non-revenue member to a revenue-generating subscriber, is the most relevant conversion statistic to an investor and has amended the table on page 63 to indicate the number of members and the conversion ratio of members to subscribers for the periods shown.

However, while the Company monitors many of the statistics referenced by the Staff in the comment in the overall management of the business, the Company believes that the other requested conversion rates are not helpful to investors in gaining a meaningful understanding of the Company’s business.

The raw data of visitors, for example, is subject to duplicate entries from visitors using multiple user names and e-mail addresses or accessing multiple of the Company’s websites as a member on one website and as a subscriber on another website. As a result, the straight conversion rate of (i) visitors to subscribers or (iv) visitors to paid users would not provide a meaningful picture of the Company’s business. Instead of looking at the number of visitors, the Company uses statistically significant samples and measurements of visitor data that allow management to make evaluations based on such data. The number of “unique visitors” is used in the Prospectus when citing comScore rankings because “unique visitors” is the metric used by comScore. While the Company does not believe that the number of “unique visitors” is a helpful metric for internal use, the Company believes that the comScore rankings provide a useful third-party comparison of the Company to its competitors.

The Company does not convert registrants to subscribers. The Company strives to convert registrants to members and then convert those members to subscribers. Therefore, the Company believes item (ii) in the comment does not truly reflect the actual customer conversion process. As stated above, the process of converting a non-revenue member to a revenue-generating subscriber, is the most relevant conversion statistic to an investor.

Mark P. Shuman
October 13, 2009

With respect to the conversion rate of (iv) visitors to paid users, (v) registrants to paid users and (vi) members to paid users, these are also statistical metrics that are not meaningful to an understanding of the paid user portion of the Company’s business. Paid users are a subset of the Company’s members (and may also be subscribers) who purchase products or services on a paid-by-usage basis on the Company’s live interactive video websites. On these live interactive video websites, instead of focusing on converting visitors to registrants, registrants to members, and members to subscribers, the Company’s goal is to maximize the number of minutes purchased and the revenue from those purchased minutes. The number of paid users is less important than the number and cost of the minutes purchased; in fact, revenue from the paid user portion of the Company’s business can actually rise even if the number of paid users declines if the remaining paid users are purchasing more, higher-priced minutes. Thus, the Company monitors the revenue from paid users, the number of minutes purchased in any period and the average value of the minutes purchased, all of which are presented in the table on page 63 of the Prospectus. The Company believes that these are the important metrics for showing trends of activity among this group of members.

The Company’s results of operations related to its adult and general audience websites (as distinguished from the live interactive video websites discussed above), reflects the interaction of the conversion of members to subscribers, the churn of members no longer being subscribers, and the average value of purchased products and services. A negative movement in any one of these items may be offset by a positive movement in another. The Company has identified in the “Results of Operations — Internet Segment Historical Operating Data for the Six Months Ended June 30, 2009 as Compared to the Six Months Ended June 30, 2008,” “Results of Operations — Internet Segment Historical Operating Data for the Year Ended December 31, 2008 as Compared to the Pro Forma Year Ended December 31, 2007” and “Results of Operations — Internet Segment Historical Operating Data for the Pro Forma Year Ended December 31, 2007 as Compared to the Various Inc. and Subsidiaries Year Ended December 31, 2006” sections in the Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Prospectus what affects movement in each of these items, which in aggregate has had the indicated impact on the Company’s results of operations.

7.	We note from your disclosures on page 63 that the decrease in cost of revenues for the three months ended March 31, 2009 as compared to the same period in fiscal 2008 was primarily due to a change in payment plan structure to affiliates. Please explain the changes made to your affiliate payment plans and tell us how this impacted your accounting for such costs. You also attribute part of this decrease to a decrease in revenue, however, your GAAP revenue did not decrease. Therefore, please explain further your reference to a decrease in revenue attributing to a decrease in cost of revenue and revise your disclosures accordingly.

The Prospectus has been amended to reflect the Staff’s comment and to clarify that the change in payment plan structure to affiliates was a small increase in the rate at which the Company compensates its marketing affiliates. The increase in the rate of compensation was done to incentivize affiliate participation and did not impact the Company’s accounting for such costs. For the second quarter of 2009, GAAP revenue increased but adjusted non-GAAP revenue decreased due to the purchase accounting adjustment for 2008 related to the acquisition of Various. This has been explained in the “Results of Operations — Six Months Ended June 30, 2009 as Compared to the Six Months Ended June 30, 2008 — Cost of Revenue” section and the accompanying table in the Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Prospectus. Please see page 66 of the Prospectus.

Mark P. Shuman
October 13, 2009

Certain Relationships and Related Party Transactions, page 134

8.	We note your response to prior comment 15, which acknowledges that Messrs. Bell and Staton, and/or entities affiliated with them, could be considered promoters. Please amend to provide disclosure responsive to Item 404(c)(1)(ii) of Regulation S-K.

The Company notes the Staff’s comments and respectfully submits that there were no assets acquired or to be acquired by the Company from Messrs. Bell or Staton with respect to the bankruptcy or the Company’s emergence from bankruptcy, and as such, no disclosure under Item 404(c)(1)(ii) of Regulation S-K is required.

Underwriting, page 156

9.	We note your response to prior comment 17. Since you are unable to name a lead underwriter registered with the SEC and FINRA that will be making offers and sales in the United States, it is unclear why it is necessary or appropriate to refer to Renaissance on the cover page. If you retain that reference, expand the outside front cover page to state clearly that Renaissance is not registered with the SEC or FINRA and that it will not be making offers or sales in the United States. Provide concise information that will inform stockholders of the role of Renaissance, if you retain the reference. Explain to us in detail why cover page identification of an entity that will not offer or sell securities in the United States is of key importance to potential investors. Provide an analysis concerning whether naming that company on the cover page is consistent with Rule 421(d) of Regulation C.

The Company has revised the disclosure on the front and back cover pages of the Prospectus as well as on page 168 of the “Underwriting” section of the Prospectus to replace Renaissance Securities (Cyprus) Limited with RenCap Securities, Inc. RenCap Securities, Inc. is a broker-dealer registered with the Financial Industry Regulatory Authority, Inc. (“FINRA”) and it may participate in firm commitment underwritings subject to the limitations set forth in its FINRA membership application. The Company and RenCap Securities, Inc. will resolve any such limitations prior to distributing the preliminary prospectus.

Notes to Consolidated Financial Statements

Note B — Summary of Significant Accounting Policies

23. Per Share Data, page F-12

10.	Please note that the Staff is still considering your response to prior comment 19 regarding the inclusion of warrants issued at an exercise price of $0.00001 per share in basic earnings per share calculations. In the meantime, please provide the following information as it relates to these issuances:

•	Tell us why the Company issued warrants in connection with its debt financing for Various acquisition as opposed to issuing shares of common stock to the selling shareholders of Various;

•	Tell us the economic substance behind management’s decision to issue warrants at $0.00001 per share to the Series A preferred stockholders in exchange for waiving the anti-dilution provisions. In this regard, please describe the terms of the anti-dilution provisions that were waived, explain the incentive to the Series A preferred

Mark P. Shuman
October 13, 2009

shareholders, and tell us how the Series A preferred shareholders benefited, if at all, by accepting the warrants in lieu of the anti-dilution provisions; and

•	Please provide copies of (a) the original Series A preferred stock agreements and (b) the anti-dilution waiver agreements.

The Company notes the Staff’s comment. From the outset of discussions with potential debtholders, the debtholders requested the issuance of warrants in connection with the financing. The Company did not inquire as to the reasons behind this request as the Company did not object to the inclusion of warrants rather than common stock in the debt financing.

The holders of the Series A Preferred were also debtholders. At the time of the issuance of the Series B Preferred, the Company was in default under certain debt covenants and required the waiver of the debtholders. The Company also required the holders of the Series A Preferred to consent to the issuance of the Series B Preferred. In consideration for these waivers and consents, the holders of the Series A Preferred wanted to maintain the same fully diluted equity position as they would have had prior the issuance of the Series B Preferred. The holders desired warrants in order to maintain this position. Thus, the Company agreed to issue replacement warrants exercisable for an increased number of shares of common stock, as discussed in the next paragraph, in lieu of the application of the anti-dilution provisions with respect to the Series A Preferred and the warrants to the holders of the Series A Preferred, except for the holders purchasing Series B Preferred.

The holders of the Series A Preferred waived the conversion price adjustment pursuant to Section 5(e) of the Certificate of Designations, Preferences and Rights of the Series A Preferred. If they had not waived this adjustment, the conversion price of $0.5943385 per share would have been adjusted to $0.31986 solely from the issuance of the 168,897,005 shares of Series B Preferred for $5,000,000. Additionally, the anti-dilution provisions contained in Section 4(f) of the then outstanding warrants were also waived. If these provisions had not been waived, then the exercise price with respect to warrants to purchase 9,278,781 shares would have been adjusted to $0.17122 per share from the issuance of the Series B Preferred. In consideration for the Series A Preferred holders’ consent to the sale of the Series B Preferred and the waiver by such stockholders of existing defaults under the Securities Purchase Agreement dated August 17, 2005 between the Company and the investors named therein (the “2005 SPA”), and the Securities Purchase Agreement dated August 28, 2006 between the Company and the investors named therein (the “2006 SPA”), the Company exchanged all outstanding warrants of such holders for new warrants. These new warrants allowed the holders to purchase an aggregate of 44,560,370 more shares of common stock than before, all at an exercise price equal to the price on the retired warrants exercisable for $0.00001 or less per share. These new warrants also included a modified anti-dilution provision to provide for an adjustment to the number of shares for which the warrants may be exercised in addition to retaining the provision from the retired warrants for adjusting the exercise price. There is no allocation as to what was issued in consideration for (i) the consent to the Series B Preferred transaction and (ii) the waiver of existing defaults, so it is difficult to assess how the holders of the Series A Preferred benefitted by requesting and accepting warrants in lieu of the anti-dilution provisions. It should be noted that the holders of the Series A Preferred were sophisticated institutional investors. They did receive the ability to exercise warrants to purchase shares of common stock in excess of the number of shares that they would have received upon the conversion or exercise of the Series A Preferred and warrants held by such stockholders if the anti-dilution provisions had been applied.

The Company has filed several of the requested documents with this amendment to the Registration Statement. The 2005 SPA is filed as Exhibit 10.10, the Certificate of Designations of Series A

Mark P. Shuman
October 13, 2009

Convertible Preferred Stock is filed as Exhibit 4.5 and the First Amendment and Limited Waiver to the 2005 SPA is filed as Exhibit 10.11. Additionally, the Company has provided the Limited Waiver for Series B Convertible Preferred Stock dated December 6, 2007 between the Company and the investors named thereon as Exhibit 1 to the Supplemental Response Letter, which has been provided to the Staff, under separate cover, in hard copy. Pursuant to Rule 418(b) of the Securities Act, the Company is requesting return of Exhibit 1 promptly following the completion of the Staff’s review thereof.

Note K — Stockholders’ Equity, page F-25

11.	We note from your response to prior comment 22 that you intend to file the Securities Purchase Agreement and Escrow Agreement as Exhibits 10.18 and 10.19. To the extent that you do not file these exhibits in your next amendment, please provide us with copies of these agreements and please identify the material adverse effect clauses and any other terms within such agreements supporting that the Company was obligated to issue the shares at $0.029604 per share upon receipt of the funding from these agreements.

The Company notes the Staff’s comment and has filed the Securities Purchase Agreement referenced above as Exhibit 10.19 and the Escrow Agreement referenced above as Exhibit 10.20 with this Amendment to the Registration Statement. Please see Section 5.1(d) of the Securities Purchase Agreement referenced above which provides that a condition precedent to the investors purchasing the Series B Preferred was that no event or series of events shall have occurred since the date of the execution of the Securities Purchase Agreement that could have or result in a material adverse effect (as defined in the Securities Purchase Agreement). Please also see the definition of “Per Share Purchase Price” in the Securities Purchase Agreement, which illustrates the Company’s obligation to issue the shares at $0.029604 per share, which price was subject to adjustment pursuant to the results of a valuation study performed by a third party valuation firm. As the third party valuation study subsequently validated the initial $0.029604 per share price, the Company was obligated to issue the shares at the original Per Share Purchase Price upon receipt of funding.

12.	We note that from your response to prior comment 23 that your valuation specialists concluded that the enterprise value of the Company was $64 million. Please explain how the Company determined this value resulted in the underlying fair value of the Company’s common stock to be $0.029604 per share and provide any relevant calculations.

By May 2007 the Company raised its estimate of the Company’s enterprise value from $64 million (the December 2006 valuation) to $75 million. The reason for this increase in estimated enterprise value was that the Company signed a letter of intent to purchase Various, Inc. (“Various”) on March 8, 2007. This transaction was expected to have a significant positive impact on the Company. However due to the significant closing risk, the Company believed that a conservative $11 million increase in enterprise value was justified.

Therefore at the May 2007 valuation, prior to the issuance of the Series B Preferred, the equity value of the Company was $4.938 million. This represents a $75 million enterprise value, minus $66.9 million debt, minus $6.1 million accrued PIK (payment in kind) interest, plus $2.9 million projected proceeds from the exercise of warrants. The calculation of a price per share was obtained by dividing the $4.938 million equity value by 166.8 million shares outstanding (including the shares that would be issued as a result of the aforementioned warrant exercise), which resulted in a price per share of $0.029604.

Mark P. Shuman
October 13, 2009

13.	In your April 24, 2009 response letter (comment 28) you state that the “Company ascribed a value to the common stock in May 2007 based upon the December 31, 2006 valuation and subsequent business events.” Please clarify if you made any adjustments to the December 31, 2006 valuation as used in May 2007 and if so please explain the revisions.

As explained above in the response to the Staff’s comment 12, the Company adjusted the December 31, 2006 valuation of $64 million enterprise value up to $75 million enterprise value in May 2007 because of the signing of the letter of intent to purchase Various on March 8, 2007.

14.	In addition, we note your response to prior comment 20, which states the December 2006 valuation’s primary purpose was to calculate the Company’s enterprise value to determine goodwill impairment, while the primary purpose of the December 2007 valuation was to calculate fair value per common share and to value the warrants issued to finance the Various acquisition. You further state that the “unrelated valuation specialist decided to change the method used in the no-IPO scenario to the CSVM in the December 2007 valuation because the primary purpose of the December 2007 valuation was to determine the Company’s fair value per common share and to value the warrants issued to finance the Various acquisition as opposed to the December 2006 valuation, whose primary purpose was to determine goodwill impairment.” Please explain further why you believe the methodologies used to determine goodwill impairment in your December 31, 2006 valuation were appropriate for purposes of determining the fair value of the Company’s underlying common stock in connection with your Series B preferred stock financing but not for determining the fair value of the common stock underlying the warrants in the Various acquisition.

The Company believes that the methodologies used to determine goodwill impairment (and in the process determine enterprise value) in the December 31, 2006 valuation were sufficient, and therefore appropriate, for purposes of determining the fair value of the Company’s underlying common stock in connection with the Series B Preferred financing. This is because at the time of the May 2007 valuation of its common stock, the December 31, 2006 valuation was the latest third party valuation available to the Company. Therefore it was used as the basis for the May 2007 valuation, with the slight adjustment (increasing the enterprise value from $64 million to $75 million) and the calculations explained in the answer to comment 12 above.

The methodologies used in the December 2006 valuation would also have been sufficient, and therefore appropriate, for purposes of determining the fair value of the Company’s common stock underlying the warrants in the Various acquisition. However, the valuation methodology was changed for the December 2007 valuation to the Corporate Securities Valuation Model (the “CSVM”) because the CSVM takes the analysis further than enterprise value. Instead of just determining the Company’s enterprise value, as the December 2006 valuation did, the CSVM specifically allocates the enterprise value of the Company to all of the Company’s debt and equity securities, using similar calculations as those described in the second paragraph of the answer to comment 12 above. As the purpose of the December 2007 valuation was specifically to value the Company’s securities, it was determined that the CSVM was a more appropriate methodology to use. However, the enterprise value of a company as calculated by the December 2006 valuation can be used to determine the value of common stock, as the Company did in the May 2007 valuation.

Mark P. Shuman
October 13, 2009

15.	Additionally, considering the proximity of some of the funding dates to the closing of the Various acquisition, tell us why you did not update or revise the May 2007 valuation to reflect such events. For instance, tell us how you considered using IPO scenarios in valuing the underlying common stock for your Series B Convertible Preferred Stock similar to how you determined the value of the underlying common stock for warrants issued in connection with the Various acquisition. In this regard, we note from your response to prior comment 24 that several deadlines in the Stock Purchase Agreement dated September 21, 2007 were missed due to the difficulty in obtaining financing and the consummation of the transaction appeared uncertain. Please expand upon this statement and tell us the date when the Company knew the Various acquisition would close.

The Company did not consider using initial public offering (“IPO”) scenarios at the May 2007 valuation because the Various acquisition still had significant closing risk (i.e. the probability of closing it was small, although the Company never explicitly quantified this probability). Furthermore, assuming a successful close of the Various acquisition, the probability of the Company concluding a successful IPO was also small (although again the Company did not explicitly quantify this probability). Multiplying these two small probabilities together would yield such a minimal percentage probability of a successful IPO that the Company decided not to utilize IPO scenarios in the May 2007 valuation. Therefore, only the non-IPO scenario was considered.

Because the consummation of the Various acquisition was extremely uncertain until immediately prior to its consummation in December 2007, in the Company’s estimation, the probability of a successful IPO (the low probability of successfully closing the acquisition together with the low probability of a successful IPO following the acquisition) did not change significantly from May 2007 until December 2007. Therefore, no change was made to the May 2007 valuation as time passed towards December 2007. It was not until December 2007 that the Company knew the Various acquisition would close.

Interim Financial Statements — For the Three Months Ended March 31, 2009

Note F — Liability Related to Warrants, page F-44

16.	We note that as a result of adopting EITF 07-5 on January 1, 2009 the Company reclassified 9,780,583 of warrants as a liability with a fair value of $6,341,000 and recorded a gain on remeasurement of the liability of $217,000 for the three months ended March 31, 2009. Please tell us the value of the underlying common stock used in determining the fair value of the warrants on both January 1, 2009 and March 31, 2009 and tell us how you determined such value. Also, please verify your disclosures where you indicate risk-free interest rate assumptions of 0.4% and 0.57% were used in determining the fair value of these warrants and tell us how you determined such rates.

The Company estimated fair value of the warrant liability for the 9,780,583 warrants described in the Staff’s comment 16 using the Black-Scholes-Merton option pricing formula. The Company used the following assumptions in its calculations as of January 1, 2009 and March 31, 2009, respectively: an underlying common stock price of $0.77 and $0.79; volatility of 75% and 75%; and risk-free rate of 0.40% and 0.57%. The Company estimated the underlying common stock price based upon its best estimate of the IPO price on May 14, 2009, which was the date that the Company’s first quarter financials were completed, and then used the movement in the stock prices of comparable public companies to estimate the underlying stock price at January 31, 2009 and

Mark P. Shuman
October 13, 2009

March 31, 2009. Similarly, the Company calculated the one-year volatility of the same comparable public companies to estimate the volatility assumption. The risk-free rate is the one-year Treasury note rate at each valuation date. The Company believes that since an IPO is probable within one year, it is reasonable to base the volatility and risk-free rates on one year periods.

Exhibit Index, page II-8

17.	We note your response to prior comment 25. The fact that a required exhibit, such as a material contract, is not prepared as a disclosure document does not mean that the exhibit does not constitute disclosure to investors. See Exchange Act Release No. 51283 (Mar. 1, 2005). In general, cautionary language should be limited to statements of fact. In contrast, your first three bullets and the first sentence of the paragraph following the bullets, which begins; “Accordingly,” are statements of speculation: in effect, that the representations and warranties in the agreements included as exhibits,

a.	Should not in all instances be treated as categorical statements of fact—but we will not tell you which, if any, instances are the exception;

b.	May have been qualified by disclosures made to the other party during the negotiation that are not necessarily reflected in the agreement—but we will not tell you which representations or warranties, if any, have been so qualified, or how;

c.	May apply a standard of materiality in a way different from what may be viewed as material to investors—but we will not tell you which, if any, different way; and

d.	May not describe the “actual” state of affairs as of the date they were made or at any other time—but we will not tell you the state of affairs they are intended to describe, if any, or as of which date, if any, notwithstanding what the fourth bullet says.

Unlike the paragraph preceding the bullets, and unlike the fourth bullet, the intent and the effect of these three bullets and the first sentence following the bullets is to undermine and to put into question, rather than to put into context, the interpretation and reliability of a document that the Commission has required you to file as an exhibit to your registration statement. You must either specifically identify which representations and warranties are subject to any of the three bullets or the first sentence—and how they are so affected—or delete such bullets and sentence. Finally, the second sentence of the paragraph following the bullets, beginning with “As a result,” appears to assert that the exhibits are not disclosure documents and may not be relied upon. Please delete this second sentence.

Mark P. Shuman
October 13, 2009

The Company has amended the cautionary language on page II-9 of the Registration Statement to reflect the Staff’s comment. The cautionary language included in the Registration Statement is consistent with the form of cautionary language used in an Annual Report on Form 10-K which was the subject of the Staff’s comment and review in connection with the registration statement on Form S-1 filed by KAR Holdings, Inc. (“KAR”) on April 21, 2009.

*    *    *    *    *

For your convenience, we have supplementally provided you with (i) four copies of Amendment No. 4 to the Registration Statement and (ii) four blacklined copies of Amendment No. 4 to the Registration Statement reflecting the changes made to the May 18, 2009 filing of Amendment No. 3 to the Registration Statement, and with each comment hand-marked next to the relevant revised language.

Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 872-8117.

Sincerely,
/s/ Bruce S. Mendelsohn
Bruce S. Mendelsohn

cc: Marc H. Bell